[Letterhead of Jones Day]

April 14, 2006

VIA HAND DELIVERY AND EDGAR

Jennifer R. Hardy

Legal Branch Chief

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	USG Corporation
Registration Statement on Form S-1
Filed March 3, 2006
File No. 333-132203
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 14, 2006
File No. 1-08864

Dear Ms. Hardy:

USG Corporation (the “Company”) today filed by EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance, contained in your letter dated March 29, 2006, with respect to the Registration Statement on Form S-1 filed on March 3, 2006 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on February 14, 2006 (the “Annual Report”). Capitalized terms used in this letter without definition have the meanings specified in the Registration Statement or the Annual Report, as the context requires. Please note that page references in the Staff’s original comment letter have changed due to the revisions made in response to the Staff’s comments. Accordingly, page references contained in the responses below to comments on the Registration Statement are to the enclosed marked copies of the Registration Statement. For your convenience, we have repeated below in bold and italics the Staff’s comments immediately prior to the responses of the Company.

Form S-1

General

1.	Please revise to provide more detail about how the board determined the exercise price and why this was the price necessary to obtain a backstop commitment. We note your disclosure on page 1, in particular, your reference to “among other things.” Please revise to remove this vague disclosure and replace it with more detailed disclosure that would be helpful to your stockholders.

USG Corporation

April 14, 2006

In response to the Staff’s comment, the Company has revised the disclosure on page 1 to include additional disclosure on how it determined the exercise price.

2.	Please tell us how you plan to proceed with the rights offering in the event that the Bankruptcy Court does not approve your plan of reorganization. We may have further comments based on your response.

The Company expects to conduct the rights offering as part of the transactions contemplated by its plan of reorganization filed with the Bankruptcy Court on March 27, 2006. As stated in the explanatory note on the page immediately succeeding the cover page of the Registration Statement, the Company expects the rights offering to commence following the effectiveness of its plan of reorganization. The Company does not plan to proceed with the rights offering unless its plan of reorganization is confirmed by the Bankruptcy Court.

Cover Page of Registration Statement

3.	It appears you are registering an offering on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. Please revise accordingly.

We do not believe the Registration Statement relates to an offering on a delayed or continuous basis as the Company intends to commence the rights offering promptly following the effectiveness of the Registration Statement. All shares of common stock to be issued in connection with properly exercised rights will be issued in a single closing promptly upon expiration of the rights exercise period, which is expected to remain open for 20 days.

Prospectus Cover Page

4.	Please state the maximum number of shares of common stock issuable upon exercise of the rights, i.e., the number of shares you are offering pursuant to Item 501(b)(2) of Regulation S-K.

The Company will not be able to determine the maximum number of shares of common stock issuable upon exercise of the rights until the record date for the rights offering. The maximum number of issuable shares will depend on the number of shares of common stock outstanding on the record date, which will be subject to change based on the number of stock options that are currently outstanding and exercised before the record date. Prior to effectiveness of the Registration Statement, the Company will add disclosure of the maximum number of shares of common stock issuable upon exercise of rights to the prospectus cover page. Supplementally, we inform the Staff that if all outstanding stock options are exercised prior to the record date, the maximum number of shares issuable upon exercise of rights would be 45,196,221.

Berkshire Hathaway currently owns 6,500,000 shares, or 14.56%, of the Company’s common stock. The Registration Statement does not include rights distributed to Berkshire Hathaway in the rights offering, or shares of common stock issuable upon exercise of these rights. Under an equity commitment agreement, dated January 30, 2006, between the Company

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April 14, 2006

and Berkshire Hathaway, as amended February 23, 2006 (the “Equity Commitment Agreement”), Berkshire Hathaway is contractually obligated to purchase all shares underlying rights distributed by the Company to it in the rights offering. However, Berkshire Hathaway’s obligation to exercise its rights relates to a contract entered into before the public announcement of the rights offering or the filing of the Registration Statement. We believe that the rights and underlying shares of common stock issuable to Berkshire Hathaway were offered pursuant to a private placement in connection with the Equity Commitment Agreement. Accordingly, these rights and shares were not included in the Registration Statement.

5.	Disclose the level of participation by officers and directors in offering the rights.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus.

Table of Contents

6.	We note the statement in the first sentence of the third paragraph that precedes your table of contents. If you intend to use any free writing prospectuses, you should consider revising this statement, as you will be liable for, and investors will be entitled to rely on, that information.

In response to the Staff’s comment, the Company has revised the statement in the first sentence of the third paragraph that precedes the table of contents on page i.

About this Prospectus

7.	We note the statement in the third sentence. Delete the language that statements contained in the prospectus about the contents of any other document “are not necessarily complete.” Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements “are not necessarily complete,” disclose that all material provisions of the documents are disclosed in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page ii.

Questions and Answers About the Rights Offering, page 1

How will the rights offering affect the backstop purchaser’s ownership of our common stock, page 1

8.	Please disclose the percentage of your outstanding shares Berkshire would own if it must fully exercise its backstop commitment. Please also include appropriate risk factor disclosure regarding this percentage.

In response to the Staff’s comments, the Company has revised the disclosure on page 4 and has revised the risk factor disclosure on page 16. Please note that the Company will not be able to calculate the percentage until the record date when it has determined the maximum

USG Corporation

April 14, 2006

number of shares issuable pursuant to the exercise of the rights offered in the rights offering. Prior to effectiveness of the Registration Statement, the Company will add disclosure of the percentage of shares Berkshire would own if it must fully exercise its backstop commitment on pages 4 and 16. Supplementally, we inform the Staff that if all outstanding stock options are exercised prior to the record date and no rights holders exercise their rights, the percentage of the Company’s outstanding shares that Berkshire would own would be approximately 57%. In addition, we call the Staff’s attention to the Shareholder’s Agreement, dated as of January 30, 2006 (the “Shareholder’s Agreement”), by and between the Company and Berkshire Hathaway, which has the effect of limiting the voting power of Berkshire Hathaway. Subject to certain exceptions, the Shareholder’s Agreement provides that Berkshire Hathaway will vote all shares of the Company’s common stock acquired by it in excess of the shares owned by it on the date of the Shareholder’s Agreement, including shares distributed with respect to those shares, proportionally with all voting shares.

What are the U.S. federal income tax consequences of the rights offering to me?, page 5

9.	Please tell us why you are not receiving and filing a tax opinion pursuant to Item 601(b)(8) of Regulation S-K since the tax consequences appear to be material.

The Company has filed a tax opinion from Jones Day as Exhibit 8.1 to the Registration Statement in which such counsel consents to being named in the prospectus.

10.	Please delete the term “generally” here and throughout the other tax discussions in the prospectus and instead briefly explain when shareholders should not recognize gain or loss on the receipt or exercise of rights and when they will recognize gain or loss on the sale of rights.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 13 and 32.

Adjustments Relating to Stock Options, page 8

11.	Please revise to explain what you mean by “equitably” when you refer to the adjustments to stock options and exercise prices, as well as deferred stock units.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 23. The Company intends to make the adjustments in a manner that is designed to preserve the value of the outstanding stock options and deferred stock units. The Internal Revenue Code limits the manner in which these adjustments can be effected without triggering adverse tax consequences. Accordingly, the option and deferred stock unit adjustments will be designed to avoid these adverse tax consequences. Please note that the compensation and organization committee of the Company’s board of directors has not yet made a final determination as to how the options and exercise prices will be adjusted. Upon approval of a method of adjustment by the committee, the Company will further update the disclosure on pages 9 and 23 to clarify the manner of adjustment of the stock options and exercise prices.

USG Corporation

April 14, 2006

Information Regarding Forward-Looking Statements, page 18

12.	Please delete “will” from your list of forward-looking statement terms.

The Company has revised the disclosure on page 18, as requested.

Management and Executive Compensation, page 34

13.	Please briefly describe the business experience during the past five years for each executive officer named in your table on pages 34 and 35. Refer to Item 401[(e)] of Regulation S-K.

Item 401(e) of Regulation S-K requires the disclosure of the business experience during the past five years of each executive officer and director. The second column of the table does include all business experience of the Company’s executive officers during the past five years. For example, during the past five years, Mr. Foote was Chairman, Chief Executive Officer and President until January 2006. In January 2006, Mr. Foote assumed his current position as Chairman and Chief Executive Officer. Please note that the text of the disclosure responsive to Item 401(e) of Regulation S-K has been removed from the Registration Statement enclosed herewith and is instead incorporated by reference to disclosure in the Annual Report.

The Chief Executive Officer’s 2005 Compensation, page 44

14.	The 2005 salary for Mr. Foote is listed here as $995,000. On page 37, however, his 2005 salary is listed as $978,333. Please reconcile and revise as necessary.

Mr. Foote’s $978,333 salary for 2005 differs from his 2005 annual base salary of $995,000 as the compensation and organization committee of the Company’s board of directors determined his 2005 annual base salary in February 2005. Therefore, Mr. Foote was compensated at his 2004 annual base salary during January and February 2005.

Certain Relationships and Related Transactions, page 45

15.	Please revise to describe in more detail the material terms of the Equity Commitment Agreement, including any conditions or termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 47 through 50.

Plan of Distribution, page 50

16.	To the extent that you intend to conduct the offering through officers, directors or employees, explain how they qualify for the exemption from registration as broker-dealers under Rule 3a4-1 of the Securities Exchange Act.

None of the Company’s officers, directors or employees who will participate in the sale of the securities will be deemed a broker since each of them:

•	will not be subject to “statutory disqualification,” as that term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934 at the time of his or her participation;

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April 14, 2006

•	will not be compensated in connection with his or her participation in the rights offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

•	will not at the time of his or her participation in the rights offering be an associated person of a broker or dealer; and

•	either:

•	(i) primarily performs, or is intended to primarily perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities, (ii) was not a broker or dealer, or an associated person of a broker or dealer, within the twelve months preceding the rights offering, and (iii) does not participate in selling an offering of securities for any issuer more than once every twelve months other than pursuant to Rule 3a4-1(a)(4)(i) or (iii); or

•	will be restricted in his or her participation to (i) preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by such employee of a potential purchaser; provided, however, that the content of the communication will be approved by an officer or director of the Company, (ii) responding to inquiries of potential purchasers in a communication initiated by the potential purchaser; provided, however, that such communication is limited to information contained in the Registration Statement and related offering documents, or (iii) performing ministerial and clerical work involved in effecting the transaction.

In response to the Staff’s comments, the Company has revised the disclosure on page 55.

Supplementally, we advise the Staff that one of the Company’s directors is likely an “associated person of a broker or dealer” under Rule 3a4-1. However, that director will not participate in the rights offering other than potentially exercising or selling rights issued to him for his own account based on his beneficial ownership of the Company’s common stock on the record date.

Legal Matters, page 52

17.	Please state in your document that counsel will opine that the rights are the binding obligations of the company.

In response to the Staff’s comments, the Company has revised the disclosure on page 57. Prior to the effectiveness of the Registration Statement, the Company will file an opinion from Jones Day as Exhibit 5.1 to the Registration Statement in which such counsel opines that the rights to be issued pursuant to the Registration Statement will be binding obligations of the Company and consents to being named in the prospectus.

USG Corporation

April 14, 2006

Undertakings

18.	Please include the undertakings required by Item 512(a) of Regulation S-K.

The Item 512(a) undertakings have not been included because we do not believe the rights and the common stock underlying the rights are being offered on a continuous or delayed basis pursuant to Rule 415 under the Securities Act of 1933.

Exhibit 99.1 – Form of Rights Certificate

19.	We regard it as inappropriate for the rights certificate to require the holder to acknowledge that he or she has read or reviewed the prospectus since this acts as a disclaimer and the certificate should be consistent with the disclosure in the prospectus. Please revise to delete this requirement.

In response to the Staff’s comment, the Company has removed the acknowledgement from the Form of Rights Certificate attached to the Registration Statement as Exhibit 99.1. The Company has also removed similar acknowledgements from the Form of Notice of Guaranteed Delivery and Beneficial Ownership Form attached to the Registration Statement as Exhibit 99.3 and Exhibit 99.5, respectively.

Form 10-K for the year ended December 31, 2005

Voluntary Reorganization under Chapter 11, page 3

20.	With regards to your asbestos liability for which you have accrued $4.1 billion for related claims, please disclose the following in future filings, including your amended Form S-1:

•	We note that you estimate the amount you will pay to be $900 million, if the FAIR Act passes by the Trigger Date. Otherwise, we note that you estimate a funding obligation of $3.95 billion. Please disclose how you determined these amounts. For example, please clarify whether these amounts are fixed or whether they are calculated based on certain formulas and assumptions, which may be subject to change. If these amounts may be subject to change, please disclose the nature of your assumptions, how you arrived at the estimates used in calculating the $900 million and $3.95 billion, and any uncertainties associated with these assumptions.

The Company’s obligations under the asbestos agreement are contractual obligations under a settlement agreement with the committee representing asbestos personal injury claimants and the legal representative for future asbestos personal injury claimants (the “Asbestos Claimants”) and do not represent estimates of the Company’s liability. The $900 million and $3.95 billion amounts are the two possible settlement amounts, depending on passage of the FAIR Act, that are set forth in a contract negotiated with the Asbestos Claimants.

USG Corporation

April 14, 2006

In response to the first bullet point of the Staff’s comment, the Company intends to include the following disclosure in its quarterly report on Form 10-Q for the quarter ended March 31, 2006, which disclosure will be incorporated by reference into the Registration Statement prior to its effectiveness, and in future filings:

The amounts that the Debtors will be required to pay under the Asbestos Agreement are fixed amounts, depending only on passage of the FAIR Act, that were determined through settlement negotiations with the Official Committee of Asbestos Personal Injury Claimants and the Futures Representative.

•	Your $4.1 billion accrual indicates that you do not believe passage of the FAIR Act is probable prior to the Trigger Date. Please discuss your basis for this view by disclosing the status of the FAIR Act, the remaining process prior to passage of the FAIR Act, and any uncertainties associated with passage of the FAIR Act.

The $900 million settlement amount is dependent upon passage of proposed legislation that has not been enacted. In determining the accrual for asbestos liabilities, the Company believes it would be inappropriate to record a charge based on the $900 million settlement as the FAIR Act has not been enacted. The Company believes this accounting treatment is analogous to paragraph 27 of Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes,” which indicates that the effects of changes in laws should be included in income in the period of enactment. Accordingly, the Company’s accounting treatment is based on the fact that the FAIR Act has not been enacted and is not meant to reflect any view as to the status of the FAIR Act or whether the FAIR Act legislation will be passed prior to the Trigger Date.

•	Please disclose whether the enactment of this legislation could result in additional provisions or a reversal of provisions previously recorded. For example, please clarify whether you have additional obligations if the FAIR Act passes next year, after you have already paid the $3.95 billion you have estimated.

In response to the third bullet point of the Staff’s comment, the Company intends to include the following disclosure in its quarterly report on Form 10-Q for the quarter ended March 31, 2006, which disclosure will be incorporated by reference into the Registration Statement prior to its effectiveness, and in future filings:

The enactment of the FAIR Act would not require increasing the Corporation’s current reserve for asbestos claims, because the amount of the reserve assumes that the Corporation will make all contingent payments to the trust established in connection with the Asbestos Agreement. However, if the FAIR Act is enacted by the Trigger Date and survives subsequent constitutional challenge, the Corporation would not be required to make the contingent payments of $3.05 billion required by the Asbestos Agreement. In that event, the $3.05 billion of

USG Corporation

April 14, 2006

the asbestos reserve attributable to the contingent payments would be reversed and taken into income. If the FAIR Act is enacted after the Trigger Date, the Corporation will still be required to make the Contingent Payments to the trust and therefore the asbestos reserve would not be affected.

•	Please disclose components (such as legal fees, administrative costs, and settlement costs) of the $3.95 billion and the amount associated with each component.

The $3.95 billion included in the Company’s asbestos reserve for asbestos personal injury and related claims is attributable entirely to the amount, including the contingent payment amount, that the Company would be required to pay to the trust under the Asbestos Agreement. It does not include fees or administrative expenses related to asbestos personal injury claims, because such costs will be borne by the trust in the future.

In addition, please reconcile for us your obligation of $3.95 billion if the FAIR Act does not pass by the Trigger Date with your obligation of $900 million if the FAIR Act passes by the Trigger Date. It is unclear why your obligation differs by over $3 billion, depending on whether the FAIR Act passes. For example, please clarify whether your estimated obligation of $3.95 billion covers contingencies not included for the purposes of estimating the $900 million. If so, please disclose any additional loss contingencies beyond the $900 million, which may be reasonably likely, if the FAIR Act passes by the Trigger Date.

Please see the response under the first bullet above.

Management’s Discussion and Analysis, page 18

Reconciliation of Non-GAAP Financial Matters, page 26

21.	In your future filings, including your amended Form S-1, please revise your disclosures to include the following information as required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003, as they specifically relate to your use of net earnings excluding the provision for asbestos claims and cumulative effect of accounting change related to the adoption of FIN 47:

•	Discuss how you use the measure to conduct or evaluate business.

•	Discuss the economic substance behind your decision to use this measure.

•	Discuss the material limitations associated with the non-GAAP measure as compared to the use of the most directly comparable GAAP measure. In this regard you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure;

•	Discuss the manner in which you compensate for these limitations when using this non-GAAP measure.

USG Corporation

April 14, 2006

In addition, your disclosure that you believe the non-GAAP measure provides investors with a more useful comparison of your ongoing business performance suggests that you believe your asbestos provisions are non-recurring. Please clarify your basis for this conclusion, including why you do not believe further asbestos-related charges are reasonably likely to occur within two years.

The Company intends to include disclosure consistent with that shown below in future filings, when appropriate. The disclosure has been marked to show revisions to the disclosure included in the Annual Report.

Reconciliation of Non-GAAP Financial Matters

References to consolidated net earnings excluding the provision for asbestos claims and cumulative effect of accounting change related to the adoption of Financial Accounting Standards Board Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirements,” and references to operating profit for both the North American Gypsum operating segment and U.S. Gypsum are non-GAAP measures. Management believes this information provides investors with a more useful comparison of the Corporation’s ongoing business performance.

Some of the Corporation’s products manufactured in the 1970s and earlier years included asbestos. Because the Corporation sold products containing asbestos, the Corporation and certain of its subsidiaries have been named as defendants in a number of asbestos personal injury lawsuits. The Corporation entered into the Asbestos Agreement to resolve present and future asbestos personal injury liabilities and to cooperate in the confirmation of the Proposed Plan consistent with that resolution. As contemplated by the Asbestos Agreement, the Debtors filed the Proposed Plan and a Disclosure Statement with the Bankruptcy Court incorporating the terms of the Asbestos Agreement and addressing the treatment of other claims and interests. Pursuant to the Proposed Plan, a trust would be created and funded by Debtors pursuant to Section 524(g) of the Bankruptcy Code, and this trust would compensate all qualifying present and future asbestos personal injury or related claims against the Debtors. If confirmed by the courts, the Proposed Plan would contain an injunction channeling all asbestos personal injury and related claims against the Debtors to the Section 524(g) trust for payment and precluding any individual or entity from bringing an asbestos personal injury or related claim against Debtors. Accordingly, after the payments are made under the Asbestos Agreement, the Corporation and other Debtors will have no ongoing liability for asbestos personal injury or related claims, and therefore the Corporation does not expect to incur asbestos personal injury charges in the future.

In December 2005, the Corporation adopted FIN 47, “Accounting for Conditional Asset Retirements.” This interpretation clarifies that uncertainty about the timing and (or) method of settlement of a conditional

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April 14, 2006

asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. In connection with the adoption of this interpretation, a noncash, after-tax charge of $11 million ($18 million pretax) was reflected in the consolidated statement of operations as a cumulative effect of a change in accounting principle as of December 31, 2005.

Management believes that, in addition to net income, net earnings and net earnings per share excluding asbestos charge and accounting change and operating profit excluding asbestos charge provide useful financial measurements for assessing operating performance as they provide investors and management with additional bases to evaluate the Corporation’s performance excluding the non-recurring effects of asbestos personal injury liabilities and an accounting change. Management uses these measures to evaluate the Corporation’s performance excluding these non-recurring events. However, net earnings and net earnings per share excluding asbestos charge and accounting change and operating profit excluding asbestos charge are non-GAAP measures. In evaluating the Corporation’s past performance, management believes that investors should consider that the Corporation has incurred significant asbestos liability in prior periods. Although the Corporation does not expect to incur additional asbestos personal injury liability, these non-GAAP measures do not reflect the actual liabilities that were incurred in prior periods and that will be required to be funded by the Corporation under the Asbestos Agreement. Net earnings and net earnings per share excluding asbestos charge and accounting change and operating profit excluding asbestos charge are non-GAAP measures and should not be construed as alternatives to net income, earnings per share or any other measure of performance, determined in accordance with GAAP. In addition, these non-GAAP measures are not comparable to GAAP measures of operating performance used by other companies.

The following table provides a reconciliation of reported consolidated net loss and loss per share to net earnings and earnings per share excluding the impact of the after-tax asbestos charge and change in accounting principle. Management believes that net loss and loss per share are the closest measures determined in accordance with GAAP:

(millions, except share data)	2005
Reported net loss	$(1,436)
Provision for asbestos claims, net of tax	1,935
Accounting change for FIN 47, net of tax	11

Net earnings excluding asbestos charge and accounting change	510

Earnings (Loss) Per Common Share:
Reported net loss	$(32.92)
Provision for asbestos claims, net of tax	44.36
Accounting change for FIN 47, net of tax	0.26

Net earnings excluding asbestos charge and accounting change	11.70

USG Corporation

April 14, 2006

The following table provides a reconciliation of reported operating loss to operating profit excluding the impact of the pretax asbestos charge for the North American Gypsum segment and U.S. Gypsum, which are the components of the Corporation which incurred the asbestos charge. Management believes that operating loss is the closest measure determined in accordance with GAAP:

(millions)	2005
North American Gypsum:
Reported operating loss	$(2,466)
Provision for asbestos claims	3,100

Operating profit excluding asbestos charge	634

U.S. Gypsum:
Reported operating loss	$(2,557)
Provision for asbestos claims	3,100

Operating profit excluding asbestos charge	543

Liquidity and Capital Resources, page 30

22.	In future filings, including your amended Form S-1, please disclose in greater detail, the expected timing of your cash inflows and outflows. For example, we note that you expect to have cash outflows of $890 million in December 2006, $1.9 billion in January 2007, and $1.15 billion, plus interest in May 2007. In addition, we note you expect to have cash outflows related to a note payable of $10 million, debt of $1 billion, contractual obligations of $231 million, capital expenditures of $587 million, and payment of current liabilities of $600 million, the timing of all of which is unclear. On the other hand, we note your cash and marketable securities of $1.5 billion, as well as expected cash inflows of $1.8 billion related to your rights offering, $1.1 billion related to your tax refund, and $1 billion related to a possible debt issuance. Depending on the anticipated timing of the tax refund and debt issuance in relation to the cash outflows listed above, it appears that you may need additional sources of capital. Accordingly, please revise your disclosures to clarify the expected timing.

The Company intends to include disclosure consistent with that shown below (currently shown using the December 31, 2005 level of cash) in its quarterly report on Form 10-Q for the quarter ended March 31, 2006, which disclosure will be incorporated by reference into the Registration Statement prior to its effectiveness, and in future filings. The disclosure has been marked to show revisions to the disclosure included in the Annual Report.

USG Corporation

April 14, 2006

LIQUIDITY

As of December 31, 2005, the Corporation had $1.577 billion of cash, cash equivalents, restricted cash and marketable securities, up $328 million, or 26%, from $1.249 billion as of December 31, 2004. Of the total December 31, 2005, amount, $317 million was held by non-Debtor subsidiaries. Since the Petition Date, the Corporation’s level of liquidity has increased due to strong operating cash flows and the absence of cash payments related to asbestos settlements and interest on pre-petition debt. During the bankruptcy proceeding, the Corporation expects to have limited ability to access capital other than its own cash, marketable securities and future cash flows to fund potential future growth opportunities such as new products, acquisitions and joint ventures. Nonetheless, the Corporation expects to be able to maintain a program of capital spending aimed at maintaining and enhancing its businesses.

The Corporation believes that cash and marketable securities on hand and future cash available from operations will provide sufficient liquidity to allow its businesses to operate in the normal course without interruption for the duration of the chapter 11 proceedings, including its ability to meet post-petition obligations of the Debtors and to meet obligations of the non-Debtor subsidiaries. These obligations include, among other things, capital expenditures, working capital needs and contractual obligations. Following its emergence from bankruptcy, the Corporation believes future cash available from operations will provide sufficient liquidity to satisfy normal course cash requirements.

The timing of cash inflows and outflows related to the Proposed Plan will depend on when the Proposed Plan becomes effective and the outcome of the FAIR Act. Obligations under the Proposed Plan would include the following:

•	~~Under the Proposed Plan, the~~The Section 524(g) asbestos personal injury trust would be funded by the Debtors on the effective date of the Proposed Plan by payment of $890 million in cash; issuance of an interest-bearing promissory note in the principal amount of $10 million payable on December 31, 2006; and issuance of a contingent payment note in the amount of $3.05 billion. The contingent payment note of $3.05 billion would be payable to the Section 524(g) trust depending upon whether the FAIR Act is enacted and made law by the Trigger Date. With certain exceptions, outlined above, the Debtors’ obligations under the $3.05 billion contingent payment note would be cancelled if the FAIR Act is enacted and made law by the Trigger Date. If the FAIR Act is not enacted and made law by the Trigger Date, or is enacted but held unconstitutional, the Debtors would be obligated to make payments under the $3.05 billion contingent payment note to the Section 524(g) trust as follows: $1.9 billion of the

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April 14, 2006

contingent payment note would be payable within 30 days after the Trigger Date, and the remaining $1.15 billion of the contingent payment note would be payable within 180 days after the Trigger Date. Interest would accrue on the $1.15 billion payment beginning 30 days after the Trigger Date.

•	The Corporation will be obligated to pay approximately $1.4 billion due to unsecured creditors, including long-term debt included in liabilities subject to compromise and related contractual interest from the Petition Date through March 31, 2006.

The ~~Debtors propose~~Corporation expects to fund ~~their~~these obligations ~~through the $1.577 billion of~~from accumulated cash and marketable securities, as well as future cash available from operations; a rights offering to the Corporation’s stockholders that is expected to raise gross proceeds of approximately $1.8 billion in new equity funding; and new debt financing ~~of about $1 billion; and tax refunds of about $1.1 billion generated from the Debtors’ contributions to the Section 524(g) trust~~. It is currently expected that the new debt will include a revolving credit facility as well as a tax bridge facility that could be utilized to make trust payments if the proceeds from tax refunds generated from the Debtors’ contributions to the Section 524(g) trust are not received prior to the time those trust payments are due. Assuming that the $3.05 billion contingent payment note becomes due and is payable to the Section 524(g) asbestos trust, the Corporation expects to receive a cash tax refund of about $1.1 billion. The Corporation is in the process of negotiating potential credit facilities for these purposes. There can be no assurance that credit will be available on terms currently contemplated or on commercially reasonable terms.

Realization of Deferred Tax Asset, page 34

23.	In future filings, including your amended Form S-1, please revise your disclosures as follows:

•	We note that you reported federal taxable income of $3.2 billion for the years 1996 to 2005. Please clarify that the carryback of your NOL’s related to the payment of asbestos claims will generate a tax refund of $1.1 billion.

•	Please disclose the timing of when you expect to receive this refund.

The Company intends to include disclosure consistent with that shown below in its quarterly report on Form 10-Q for the quarter ended March 31, 2006, which disclosure will be incorporated by reference into the Registration Statement prior to its effectiveness, and in future filings. The disclosure has been marked to show revisions to the disclosure included in the Annual Report.

USG Corporation

April 14, 2006

Realization of Deferred Tax Asset

The Corporation’s consolidated balance sheet as of December 31, 2005, includes a net long-term deferred tax asset of $1.423 billion. Included in this amount is a deferred tax asset of $1.698 billion relating to the U.S. federal and state income tax benefits expected to be realized in future years with respect to the $4.161 billion of asbestos reserves recorded by the Corporation as of December 31, 2005. Management has concluded, based on the weight of available evidence, that all but $55 million of these tax benefits are more likely than not to be realized in the future; consequently, a valuation allowance of $55 million has been established with respect to this deferred tax asset as of December 31, 2005.

In arriving at its conclusion, management has considered both the federal taxable income reported by the Corporation for the 1996 through 2005 taxable years as well as future reversals of existing taxable temporary differences and projections of future taxable income. In the taxable year(s) in which the Corporation’s cash contributions to the Section 524(g) asbestos ~~reserves~~trust are ~~satisfied~~made, the related federal income tax deduction will create a net operating loss. Under the Internal Revenue Code, a net operating loss resulting from the payment of asbestos claims (including cash contributions to a Section 524(g) trust) can be carried back and offset against the Corporation’s federal taxable income in the 10 preceding years, generating a refund of taxes paid in those years. Since the Corporation has reported (or expects to report) federal taxable income of $3.2 billion, in the aggregate, for the years 1996 through 2005, the carryback of this loss is expected to produce a refund of federal income taxes paid in those years of approximately $1.1 billion, which the Corporation expects to receive in 2007 and 2008. Further, as a result of federal taxable income (excluding tax deductions for asbestos-related payments) projected to be realized in 2006 and 2007, the Corporation expects to utilize the remaining $360 million of federal deferred tax assets relating to its asbestos reserves by the end of 2007. As a result, it is more likely than not that ~~it~~the Corporation will realize the federal deferred tax asset relating to ~~the Corporation’s~~its asbestos reserves.

In contrast to the results under the Internal Revenue Code, most U.S. states do not allow the carryback of a net operating loss in any significant amount. As a result, most ~~all~~ of the state tax benefits relating to the Corporation’s payment of asbestos claims will be realized through a reduction of future state income tax liabilities by offsetting ~~a~~the net operating ~~loss~~losses resulting from the ~~payment of~~Corporation’s cash contributions to the Section 524(g) asbestos ~~claims~~trust in 2006 and 2007 against future state taxable income. Based on projections of future taxable income (consistent with historical results and anticipated future trends) in the U.S. states in which the Corporation conducts business

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operations and the loss carryforward periods allowed by current state laws (generally 5 to 20 years), management has concluded that all but $55 million of the $240 million state deferred tax asset relating to the Corporation’s asbestos reserves is more likely than not to be realized.

•	With respect to the remaining $600 million of NOL’s related to the payment of asbestos claims, please disclose the amounts and expiration dates of the NOL’s by year, segregated by federal vs. state benefits.

Please note that the net operating losses that give rise to the federal and state loss carrybacks and carryforwards referred to in the disclosure above do not arise until the cash contributions to the Section 524(g) trust are made. Thus, the Company does not currently have any net operating loss carryforwards to disclose. In future filings relating to periods in which net operating loss carryforwards arise, the Company will disclose the amounts and expiration dates of those carryforwards.

Asbestos Liability, page 36

24.	We note your statement that you utilized an independent consultant to assist you in considering factors that would impact the amount of your asbestos personal injury liability. Because you incorporate this information into your prospectus, you must identify that expert and include his, her or its consent in the Form S-1 in accordance with Section 436(b) of Regulation C.

In determining the amount of the Company’s asbestos liability, management was required to make difficult, subjective and complex judgments with the assistance of independent consultants. Rule 436(b) of Regulation C provides that consents shall be filed “[i]f it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such person as experts. . . .” The Company does not identify the advisor that was consulted, and has not made the affirmative statement contemplated by Rule 436(b). In addition, the advisor’s views on this matter were only one of a number of factors that went into the Company’s determination of its estimated asbestos liability. In such circumstances, we do not believe that the cited reference includes statements purported to be made on the authority of an expert such that a consent is required to be filed pursuant to Section 7 of the Securities Act of 1933 or Rule 436(b) thereunder. Additionally, in reviewing the disclosure, the Company has determined that the cited reference is no longer relevant and will not be included in future filings.

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Financial Statements, page 41

Note 18. Litigation, page 70

25.	With respect to your silica litigation, you state that you do not have sufficient information to estimate the likely cost of resolving the pending silica claims. However, you then state that the silica matters will not have a material impact on your financial position, cash flows or results of operations. Please clarify how you determined that the matters will not have a material impact, if you do not have sufficient information to estimate the likely cost.

Although the Company cannot estimate at this time the likely costs, if any, associated with resolving pending silica personal injury claims against U.S. Gypsum, the facts available to the Company indicate that it is unlikely that the costs associated with resolving these claims will be material to the Company’s financial position, cash flows, or results of operation. Among the facts considered by the Company in making this determination are the following:

•	In the ten years prior to the Petition Date, U.S. Gypsum was named as a defendant in approximately ten silica personal injury lawsuits. As of the Petition Date, two of those lawsuits had been resolved, one without payment and one with a de minimis payment.

•	Pursuant to the claims bar date in the Company’s chapter 11 proceeding, only one silica personal injury claim was filed.

•	In late 2004, after the bar date, U.S. Gypsum was served with 17 silica personal injury complaints involving more than 400 plaintiffs filed in Mississippi state court. These complaints named more than 150 defendants. In 2005, 14 of these 17 newly-filed complaints were dismissed without prejudice and without any payment by U.S. Gypsum. The remaining three complaints (involving about 95 plaintiffs) have not been actively pursued against U.S. Gypsum. Plaintiffs do not indicate in their complaints when their alleged injuries became known, but no plaintiffs filed claims prior to the bar date or sought to lift the automatic stay to pursue their lawsuits.

•	Testing of major U.S. Gypsum products conducted in the late 1980s and early 1990s consistently showed that the tested products did not emit detectable levels of respirable silica or, in the case of the few products that did emit detectable levels of respirable silica, the emissions were within OSHA limits.

•	Silica litigation in general has recently been exposed by the courts and Congress as involving fraudulent practices that generate claims. In June 2005, Judge Janis Graham Jack, who presided over the multi-district silica proceedings in federal court in Corpus Christi, Texas, issued a widely reported, 250-page opinion excoriating the methods by which certain physicians and screening firms had been improperly diagnosing silica disease for the purpose of generating frivolous lawsuits. In re Silica

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Products Liability Litigation, Pretrial Order No. 29, MDL No. 1553 (S.D. Tex. June 30, 2005). This decision has led to mass dismissals of silica personal injury lawsuits in Texas and elsewhere. Subsequent to Judge Jack’s decision, the House Committee on Energy and Commerce and its Subcommittee on Oversight and Investigations have conducted hearings into allegations of fraudulent activities in connection with the methods used to generate silica diagnoses for litigation purposes. These hearings continue. In addition, states such as Texas, Ohio, Florida and Georgia have enacted reform legislation requiring silica claimants to demonstrate objective evidence of disease before they may bring a lawsuit.

These facts are among those considered by the Company in making its determination that it is unlikely that the costs of resolving current silica personal injury lawsuits will be material.

Note 19. Quarterly Financial Data (Unaudited), page 77

26.	We note your $37 million adjustments to the fourth quarter of 2005 that should have been recognized in the third quarter of 2005. We note that this amount represents 14.6% of net earnings for the three months ended September 30, 2005, and 6.7% of net earnings for the nine months ended September 30, 2005. Please tell us the following:

•	Why you did not make any disclosures under Item 4.02 of Form 8-K.

The disclosures required pursuant to Item 4.02 of Form 8-K were not made because neither the Company’s board of directors or a committee of the board of directors nor any officer or officers authorized to take such action if board action is not required concluded that any previously issued financial statements, covering one or more years or interim periods for which the Company is required to provide financial statements should no longer be relied upon because of an error in such financial statements. In addition, the Company was not advised, nor did it receive notice from its independent registered public accounting firm, that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements.

The decision was based on the conclusion that the accounting error was not material and there was no need to restate the interim financial statements because they can be relied upon by investors and other users. In making its assessment, the Company considered both quantitative and qualitative measures as prescribed by Staff Accounting Bulletin (“SAB”) No. 99, “Materiality.”

If the adjustment had been recorded in the third quarter of 2005, consolidated net earnings for that quarter would have been $181 million. This amount compares to reported net earnings of $158 million. APB 28, Interim Financial Reporting (paragraph 29) states in determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.

In addition, SAB No. 99 discusses the use of a percentage as a numerical threshold when determining materiality. It states, “the use of a percentage as numerical threshold, such as 5%,

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may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a ‘rule of thumb’ as an initial step in assessing materiality.”

The impact on the full year net (loss) was 1.6%. Excluding the fourth quarter provision for asbestos, the impact on full year net earnings is 4.6%. Additionally, recording the adjustment in the fourth quarter (and not recording the adjustment in the third quarter) did not affect the fourth or third quarter earnings trend of the Company or its North American Gypsum segment, which is the segment impacted by the adjustment.

SAB No. 99 further states, however, that materiality cannot only be assessed quantitatively, but must consider qualitative factors as well. The Company considered each of the nine qualitative factors outlined in SAB No. 99. The Company also considered other relevant qualitative factors in evaluating the adjustment such as the generally low level of focus on quarterly results due to the Company’s bankruptcy status, that the annual net earnings and segment operating profit are not affected by the adjustment and the adjustment would not have changed the net assets of the Company nor its cash flows for the third quarter.

Based on the above quantitative and qualitative analysis, management and the audit committee of the Company’s board of directors believes that the misstatement was not material and that the Company’s third quarter financial statements for the period ended September 30, 2005 can be relied upon by investors and other users.

•	We note your original conclusion in your Form 10-Q for the quarter ended September 30, 2005, that your disclosure controls and procedures are adequate. However, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please clarify to us whether you originally determined, prior to the identification of the $37 million error, that your disclosure controls and procedures were effective or ineffective. In future filings, please use the term “effective” or “ineffective,” instead of “adequate.”

The Company determined, prior to the identification of the $37 million error, that its disclosure controls and procedures were effective as of September 30, 2005. In its quarterly report on Form 10-Q for the quarter ended September 30, 2005, as well as in prior-period filings, the Company inadvertently used the word “adequate” to mean effective. In the Annual Report, the Company replaced the word “adequate” with “effective” and will continue to use the word “effective” in future filings.

•	Your consideration of the effect of the control deficiencies surrounding your derivative instruments on your original conclusion at September 30, 2005, regarding the effectiveness of your disclosure control and procedures. If you believe your disclosure control and procedures were effective at September 30, 2005, despite the error, please tell us the basis for your conclusion.

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•	Whether you made changes to your internal control over financial reporting during the fourth quarter of 2005 to address the control deficiencies that contributed to the error. If so, please tell us why you have not disclosed these changes in Item 9A of your Form 10-K for the year ended December 31, 2005. If not, please tell us the basis for your conclusion that your disclosure controls and procedures and your internal control over financial reporting were effective at December 31, 2005, despite the error.

The Company believes its disclosure control and procedures were effective at September 30, 2005, upon reevaluation following the error discovered in the fourth quarter. The Company’s conclusion is based upon the Company’s interpretation of the Concluding Framework and Auditing Standard No. 2, “An Audit of Internal Control over Financial Reporting Performed in Conjunction with an Audit of Financial Statements” (“Auditing Standard No. 2” or “AS 2”). AS 2, paragraph 140, describes certain circumstances that should be regarded as at least significant deficiencies and as strong indicators of a material weakness in internal control, such as (a) a restatement of previously issued financial statements to reflect the correction of a misstatement and (b) identification by the auditor of a material misstatement in the financial statements in the current period that was not initially identified by the Company’s internal control over financial reporting. As the Company did not restate previously issued financial statements as a result of the misstatement due to its conclusion that the error was not material, the Company does not believe the misstatement should be regarded as a significant deficiency or material weakness in internal control based upon the examples included in paragraph 140 of AS 2. Further the Company notes the SEC’s “Statement on Management’s Report on Internal Control over Financial Reporting” (May 16, 2005), which indicated that material weaknesses should not be automatically assumed in cases where a restatement exists as a result of an error. Management believes the same standard also applies when an accounting error does not result in a restatement.

The error with respect to the Company’s derivative natural gas contracts occurred due to a misinterpretation in the third quarter of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and how that standard applies when regression analyses indicate that a hedge is no longer effective. This accounting standard is highly complex and subject to a significant number of interpretations related to its application. The Company’s disclosure controls and procedures in place as of September 30, 2005 identified the hedge ineffectiveness issue and senior financial management, including the Company’s chief financial and accounting officers, reviewed the issue and concluded that the ineffectiveness identified in the hedge relationship was due to the unusual disruption in the gas supply chain resulting from Hurricane Katrina, and accordingly the Company made no adjustments to its use of hedge accounting for its derivative natural gas contracts. Based upon its evaluation, the Company’s disclosure controls and procedures were properly designed and all of the authorized and qualified individuals to evaluate the application of SFAS No. 133 within the Company were involved in the review process and operation of the controls as of September 30, 2005.

Management did not make any changes to its disclosure controls and procedures or its internal controls over financial reporting related to its derivative instruments in the fourth quarter of 2005. During the fourth quarter and year-end reporting process, the accounting for the

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Company’s derivative natural gas contracts was re-evaluated, including consultation with the Company’s auditors. Based on that re-evaluation, which included the Company’s chief financial and accounting officers, the error in the third quarter 2005 financial statements was determined. This error was corrected in the fourth quarter 2005 as the error was not deemed material, as previously discussed.

Upon reevaluation, the Company believes its disclosure controls and procedures operated as designed and were effective as of September 30, 2005, as the error was not material, all of the authorized and qualified individuals to evaluate the application of SFAS No. 133 within the Company were involved in the review process, and the error is not representative of the circumstances described in AS 2 (paragraph 140) which should be considered at least a significant deficiency and a strong indicator of a material weakness. Management concluded on a similar basis that its disclosure controls and procedures were also effective as of December 31, 2005. Additionally, based on the Company’s evaluation that the error did not result from a control deficiency, no changes were made to the Company’s disclosure controls and procedures or its internal control over financial reporting related to its derivative instruments in the fourth quarter, and therefore no disclosure was required under Item 9A in the Annual Report. The accounting error, the Company’s evaluation of its impact on the Company’s internal control over financial reporting, and the Company’s auditors’ evaluation that the accounting error indicated a significant deficiency in internal control over financial reporting were discussed with the audit committee of the Company’s board of directors prior to the filing of the Annual Report.

27.	Please disclose the following regarding the $37 million adjustment, either in your amended Form S-1, or by amendment of your Form 10-Q for the quarter ended September 30, 2005 and your Form 10-K for the year ended December 31, 2005:

•	Your original conclusion regarding the effectiveness of your disclosure control and procedures as of September 30, 2005.

•	Your consideration of the effect of the control deficiencies surrounding your derivative instruments on your original conclusion regarding the effectiveness of your disclosure controls and procedures as of September 30, 2005. If you conclude that your disclosure controls and procedures were effective as of September 30, 2005, despite the control deficiencies surrounding your derivative instruments, please disclose, in detail, the basis for this conclusion.

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•	Any changes to your internal control over financial reporting during the fourth quarter of 2005 to address the control deficiencies that contributed to the error. If, as you disclose, that you made no changes to your internal control over financial reporting during the fourth quarter of 2005 related to your derivatives controls, please disclose, in detail, the basis for your conclusion that your disclosure controls and procedures and your internal control over financial reporting were effective at December 31, 2005, despite the error.

See the response to the Staff’s comment no. 26. Based on that response, primarily the Company’s conclusion that the error was not material, did not indicate a material weakness, and did not result in any changes to the Company’s internal control over financial reporting, the Company does not believe additional disclosure is required in the Registration Statement or, by amendment, to any of the Company’s other previous filings.

Item 9a. Controls and Procedures

28.	In future filings, please provide the correct definition of disclosure control. Refer to Exchange Act Rule 13a-15(c).

The Company will revise the definition of disclosure control in all future filings as follows:

The Corporation’s chief executive officer and chief financial officer, after evaluating the effectiveness of the Corporation’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934), have concluded that, as of the end of the fiscal year covered by this report on [Form 10-K] [Form 10-Q], the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Corporation in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

* * * * *

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April 14, 2006

Please do not hesitate to call me (312-269-4154) or Charles T. Haag (202-879-3468) in our Washington office if you wish to discuss this amendment.

Very truly yours,

/s/ Timothy J. Melton
Timothy J. Melton

Enclosures

cc:	Lesli Sheppard
Melissa Rocha
Nilima Shah
Securities and Exchange Commission

J. Eric Schaal
Richard H. Fleming
Stanley L. Ferguson
USG Corporation

Charles T. Haag
Jones Day